UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED (Registrant)

Date: June 30, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Disclosure

June 23, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Sub:	Disclosure

Re:

Effectiveness of the composite scheme of amalgamation (“Scheme”) for the amalgamation of: (i) HDFC Investments Limited (“HDFC Investments”), and HDFC Holdings Limited (“HDFC Holdings”), wholly owned subsidiaries of the Housing Development Finance Corporation Limited (“HDFC Limited”), with and into HDFC Limited; and (ii) HDFC Limited, with and into HDFC Bank Limited (“HDFC Bank”).

This is in connection with our letter dated April 04, 2022 informing about the decision taken by the board of directors of HDFC Bank approving the Scheme under Sections 230 to 232 of the Companies Act, 2013 (“Companies Act”), and rules and regulations thereunder, subject to receipt of various statutory and regulatory approvals.

Vide our letter dated March 17, 2023, we informed that the National Company Law Tribunal, Mumbai bench (“NCLT”) vide its order of the same date, has sanctioned the Scheme, under Sections 230 to 232 of the Companies Act, the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 and other rules and regulations framed thereunder. The NCLT, thereafter vide its order dated April 20, 2023, approved extension of filing of the said order with Registrar of Companies (“RoC”) for a period of 90 days with effect from April 27, 2023, so that necessary pending approvals can be obtained by HDFC Limited and/ or HDFC Bank within the said period.

In this regard, we wish to inform you that since all the required approvals have been obtained, the board of directors of HDFC Bank at its meeting held today i.e., June 30, 2023, has inter alia considered and noted/ approved the following:

a)	Receipt of the certified copy of the order of the NCLT sanctioning the Scheme.

b)

Saturday, July 1, 2023, to be the ‘Effective Date’ of the Scheme, on which date the certified order of the NCLT sanctioning the Scheme will be filed by HDFC Investments, HDFC Holdings, HDFC Limited and HDFC Bank with the RoC.

c)

Appointed Date 1, under the Scheme, for the amalgamation of HDFC Investments and HDFC Holdings with and into the HDFC Limited, will thus be end of Friday, June 30, 2023 (being end of the day immediately preceding the Effective Date).

d)	Appointed Date 2, under the Scheme, for the amalgamation of HDFC Limited with and into HDFC Bank, will thus be Saturday July 1, 2023 (being the same as Effective Date).

We further wish to inform you that the board of directors of HDFC Bank in consultation with the board of directors of HDFC Limited has fixed the following as the Record Dates under the Scheme:

i.	Thursday, July 13, 2023, for determining the shareholders of HDFC Limited who shall be issued and allotted the shares of HDFC Bank;

ii.	Thursday, July 13, 2023, for continuation of warrants of HDFC Limited in the name of HDFC Bank;

iii.	Wednesday, July 12, 2023 for transfer of non-convertible debentures of HDFC Limited in the name of HDFC Bank; and

iv.	Friday, July 7, 2023 for transfer of commercial papers of HDFC Limited in the name of HDFC Bank.

We request you to bring the above to the notice of all concerned.

Thank you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary